

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 7, 2014

Via E-mail
Kevin Boyle
Senior Vice President, General Counsel and Secretary
Alion Science and Technology Corporation
1750 Tysons Boulevard, Suite 1300
McLean, VA 22102

> Re: **Alion Science and Technology Corporation**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed March 26, 2014**
> **File No. 333-193932**

Dear Mr. Boyle:

We have reviewed your response letter and the above-referenced filing, and have the following comments.

General

1. We note that in response to comment three of our letter dated March 12, 2014 you state that a Rule 3-16 collateral limitation will not be included in the indenture governing the Third-Lien Notes. We further note your disclosure on page 238 that the Third-Lien Notes will be secured by liens on substantially all of the assets of the company and the subsidiary guarantors. Please advise whether the collateral includes the securities of any of the guarantors and, if so, whether such securities constitute a "substantial portion" of the collateral for the Third-Lien Notes as defined in Rule 3-16 of Regulation S-X. In addition, to the extent applicable, please advise how you intend to monitor any future obligation to provide financial statements pursuant to Rule 3-16 given that the collateral is not subject to a Rule 3-16 collateral limitation.

Prospectus Cover Page

2. We note your revisions in response to comment four of our letter dated March 12, 2014. The disclosure that was previously on the cover page now appears in an untitled section between the prospectus cover page and the table of contents. Please relocate this disclosure. We will not object if it is moved to the Summary section following the Table of Contents.

Questions and Answers about the Exchange Offer, the Consent Solicitation and the Unit
Offering, page 1

What will I receive in the Exchange Offer if my Old Notes are accepted for exchange?, page 1

3. We note your revised disclosure in response to comment 11 of our letter dated March 12,
    2014. Please further revise your disclosure here and elsewhere as appropriate to explain why
    the warrants are exercisable for a fixed number of common shares provided the cash option is
    50% or less subscribed. Because the aggregate number of shares issuable upon exercise of
    the Warrants is fixed regardless of the aggregate principal amount of Old Notes accepted for
    exchange, it appears that if fewer note holders elect the cash option (for example, if it is 20%
    subscribed), you will issue more Third-Lien Notes and Warrants in the exchange offer which
    will mean each Warrant will be exercisable for fewer shares of common stock. Please advise
    and revise accordingly.

Will the Supporting Noteholders be able to control the decisions of the Warrant Agent?, page 9

4. Please disclose the assumptions made in your determination that Supporting Noteholders
    would hold 67.6% of the outstanding warrants, including whether this assumes that any
    noteholders elect the Cash Option. Please also disclose that the ownership of the Supporting
    Noteholders will increase to the extent that noteholders elect the Cash Option. Please also
    revise this disclosure where it appears elsewhere in the prospectus.

Summary Historical Condensed Consolidated Financial Data, page 59
Selected Consolidated Financial Data, page 111

5. We remind you that working capital is commonly defined as current assets less current
    liabilities. Based on your interim balance sheet, current assets and current liabilities were
    $179.3 million and $474.6 million, respectively, at December 31, 2013. As such, it is not
    clear to us how you determined you had working capital of $35.7 million at December 31,
    2013 as disclosed on pages 60 and 111. Also, based on your interim balance sheet, it is not
    clear to us how you determined the amount of long-term debt, excluding current portion at
    December 31, 2013 that you disclosed on page 111. Please clarify or revise.

Unaudited Pro Forma Condensed Consolidated Financial Data, page 62

6. Please revise note (a) on page 65 to clarify, if accurate, that the amortization expense related
    to the Third-Lien Notes includes the amortization of the related warrants.

7. We note adjustment (c) on page 67 reflects a decrease in general and administrative expenses
    for the "removal of non-recurring refinance related expenses that were not capitalized".
    Please expand your footnote to clearly disclose the specific nature of these non-recurring
    refinance related expenses. Please also tell us how you determined that these refinance
    related expenses are (i) directly attributable to the transaction, (ii) not expected to have a

continuing impact, and (iii) factually supportable. Refer to Rule 11-02(b)(6) of Regulation S-X.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 112

Liquidity and Capital Resources, page 130

Impact of Refinancing Transactions, page 139

8. Based on the additional disclosures that you provided to respond to prior comment 34 from our letter dated March 12, 2014:

   • Please explain to us how you determined the weighted average effective interest rates before and after the refinancing based on your historical and pro forma interest expense; and

   • Although we note the difference in the assumed interest rate change, please reconcile your disclosures related to the impact of a change in interest rates on interest expense disclosed here and in note (a) on page 65.

Executive Compensation, page 174

Compensation Discussion and Analysis, page 174

Base Salary, page 175

9. We note your revised disclosure in response to comment 37 of our letter dated March 12, 2014. It appears that total compensation levels for named executive officers were benchmarked at the 50th percentile of the benchmark compensation levels. However, your disclosure stating that "industry compensation survey data" represented 50%, 100% and 75% of benchmark total compensation for certain officers is unclear. Please revise to clarify this statement.

Summary of Prior Year LTIP Award Agreements, page 182

10. We note your revised disclosure in response to comment 40 of our letter dated March 12, 2014. It is unclear how the amount paid to the named executive officers was determined based on the actual results for each of the performance measures listed on pages 183-184. Please disclose how the compensation committee used the performance measures to calculate the actual amount of the award. For example, please disclose whether each performance measure was individually weighted or whether a particular formula was used to determine the payout amount.

Grants of Plan-Based Awards, page 184

11. Please revise the table to include the grant date for each of the plan-based awards disclosed in this section. Please also revise your disclosure in footnote 2 to clarify that the annual cash incentive compensation was ultimately paid in 2014.

Market Price of Our Common Stock, page 193

12. We note your response to comment 44 of our letter dated March 12, 2014. We believe that the disclosure as currently drafted suggests that the statements are made on the authority of the third-party valuation firm as an expert. Please name the third-party valuation firm, provide reference to them in your expert section and file a consent to inclusion of their name and information in the registration statement. In the alternative, you may remove all references to the third-party valuation firm in the filing.

Material U.S. Federal Income Tax Consequences, page 357

13. We note that counsel has opined that the Warrants "should" be treated as stock or securities. We note similar disclosure on page 363 under "Ownership of Warrants," which states that the "receipt of Warrants should not be taxable to the U.S. Holder . . ." Please revise your disclosure to explain the reason for counsel's inability to provide a firm opinion with respect to the Warrants.

14. Please have counsel revise this section to set forth its opinion as to whether the exchange will qualify as a tax-free exchange, assuming the Old Notes and Third-Lien Notes qualify as securities.

Exhibits

Exhibit 5.1, Legal Opinion

15. Please revise the opinions provided in paragraphs 4(b) and 4(c) to clarify that the Unit Guarantees and the Unit Warrants (as opposed to the "Guarantees" and the "Warrants") will be valid and binding obligations of the Guarantors and the Company, respectively.

16. We note that the assumptions on the top of page three in clauses (b) and (c) do not apply to the company. Please remove any such assumptions as they relate to the Guarantors. Please also correct the language in clause (c) stating that the Company has complied with all legal requirements pertaining to its status as such status relates to its "Unit" to enforce such instrument.

Exhibit 10.36, Stockholders Agreement

17. We note that Section 4.11 of the Stockholders Agreement states that each party to the agreement submits to the exclusive jurisdiction of the United States District Court located in New Castle County, Delaware or any court of the State of Delaware. Please advise whether this exclusive jurisdiction provision would prevent stockholders from seeking remedies under the federal securities laws, including for any derivative action or proceeding. Please disclose this exclusive jurisdiction provision within the registration statement, including that it is possible that a court could rule that such provision is inapplicable or unenforceable. In addition, to the extent applicable, please also tell us what consideration you gave to including a risk factor discussing the effects of such a provision on your stockholders, including the possibility that the exclusive jurisdiction provision may discourage lawsuits against your officers and directors.

Financial Statements for the Period Ended December 31, 2013

Note 20 – Guarantor/Non-guarantor Unaudited Condensed Consolidated Financial Information, page F-33

18. As you confirmed and we requested in prior comment 57 from our letter dated March 12, 2014, please revise your disclosure to clarify that the subsidiary guarantors are "100% owned" as defined by Rule 3-10(h)(1) of Regulation S-X.

Financial Statements for the Year Ended September 30, 2013

Note 6 – Redeemable Common Stock, page F-52

19. We reviewed your response to prior comment 52 from our letter dated March 12, 2014. To the extent there are stock distributions that you are currently paying through annual installments, please quantify and disclose those amounts. Also, we continue to believe you should revise MD&A to address your expectations regarding stock distributions that maybe required over the next several years. We note your disclosure on page 138 that you use internal and external models that incorporate plan census data and financial inputs to monitor future potential repurchase liabilities. Please expand those disclosures to indicate what the models indicate.

Note 9 – Goodwill, page F-54

20. We reviewed your response to prior comment 53 from our letter dated March 12, 2014. Please provide us the estimated fair values and carrying values of your reporting units during each of the past two years. Also, please help us more fully understand if and how your current liquidity issues have impacted your goodwill impairment analyses.

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Jeff Gordon, Staff Accountant, at 202-551-3866 or Anne McConnell, Staff Accountant, at 202-551-3709 if you have questions regarding comments on the financial statements and related matters. Please contact Erin Jaskot, Staff Attorney, at 202-551-3442 or me at 202-551-3765 with any other questions.

Sincerely,

/s/ Pamela A. Long

Pamela A. Long
Assistant Director

cc: Laurie Green (*via E-mail*)
        David Cole (*via E-mail*)
        Holland & Knight